SUB-ITEM 77M:  Mergers

Pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations thereunder, a Registration Statement on Form N-14, SEC File No. 333-220860, was filed on October 6, 2017. This filing relates to an Agreement and Plan of Reorganization whereby Federated Premier Municipal Income Fund (Surviving Fund), acquired all of the assets of Federated Premier Intermediate Municipal Income Fund (Acquired Fund), in exchange for shares of the Surviving Fund. Shares of the Surviving Fund were distributed on a pro rata basis to the shareholders of the Acquired Fund in complete liquidation and termination of the Acquired Fund. As a result, effective November 17, 2017, each shareholder of the Acquired Fund became the owner of Surviving Fund shares having a total net asset value equal to the total net asset value of his or her holdings in the Acquired Fund.

The Agreement and Plan of Reorganization providing for the transfer of the assets of the Acquired Fund to the Surviving
Fund was approved by the Board of Trustees at their Special
Meeting held on June 17, 2017 and was also approved by Acquired
Fund shareholders at the Annual Meeting held on November 14, 2017.

The Agreement and Plan of Reorganization for this merger is hereby incorporated by reference from the definitive
Prospectus/Proxy Statement filed with the SEC on October 16, 2017.

Form N-8f, an Application for Deregistration of Investment
Companies, will be filed with the SEC on behalf of the Acquired
Fund on or about September, 2018.